FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press release below furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Press Release

Sappi Limited
Registration Number 1936/008963/06
JSE code SAP
ISIN code ZAE 000006284
NYSE code SPP
LSE code SAZ

31 December 2008

Sappi successfully concludes its acquisition of M-real’s coated graphic paper business

Sappi Limited, the leading producer of coated fine paper and chemical cellulose, announced today that it had completed the acquisition of the coated graphic paper business of M-real, a Finnish board and paper manufacturer, for Euro 750 million ($1.1 billion; R8.9 billion), subject to purchase price adjustments for net debt and working capital. M-real’s coated graphic paper business (other than in respect of M-real’s South African business), including brands and know-how, as well as four coated graphic paper mills – at Kirkniemi and Kangas in Finland, Stockstadt in Germany and Biberist in Switzerland have now become part of the Sappi Fine Paper Europe operations.  M-real’s Husum PM8 Mill in Sweden and Äänekoski PM2 Mill in Finland are, as of 01 January 2009, contract producers for Sappi under supply agreements. Long term supply agreements for wood, pulp and other services have also taken effect.

The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a fully subscribed rights offering and a vendor note. All conditions precedent, including clearance from the relevant competition authorities, have been met.

The main benefits of the acquisition include:

●	Enhancement of Sappi’s position in the coated fine paper sector in Europe and globally.

●	Expansion of Sappi’s wood free coated product offering and customer base, as well as the addition of the strong brands and market strength of M-real’s magazine paper.

●	Increase of Sappi’s European graphic paper capacity from 2.6m tons/annum to 4.5m tons/annum.

●
Expected realization of significant synergies. We estimate total annual synergies of approximately €120 million which should be realizable in full within three years and without material capital investments.

Commenting on the transaction Ralph Boëttger, chief executive officer of Sappi Limited, said:
“We are very pleased to have successfully concluded this strategic transaction in such a short space of time, and in such a challenging market environment. We thank our shareholders for their strong support and we thank our own staff, the staff of M-real, and our customers and suppliers for their support and hard work which has not only made this deal possible, but has meant that we have hit the ground running in terms of a smooth transition and integration process from M-real to Sappi.

“Sappi is now even better positioned to serve the European and global markets with a comprehensive range of leading products and brands, an expanded sales force, increased capacity and the benefits of scale, allowing Sappi to use its global strength to be the local supplier of choice to each and every customer.

“The transaction brings exciting benefits to Sappi as well as to our existing and new customers. For Sappi this will mean increased profitability, resulting in better returns and improved cash flows for the group. For customers it means a broader range of products coupled with excellent customer service.

“This transaction will enhance the ability to achieve Sappi’s stated goal of becoming the most profitable company in the pulp, paper and chemical cellulose sectors in which it operates.”

ENDS

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).  Such risks, uncertainties and factors include, but are not limited to, the risk that the acquired business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations.  The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There has been, and will be, no public offering of any securities in the United States. This document is not for distribution in Japan, Australia or Canada.

Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 502 7300
Fax + 27 (0)11 268 5747

For further information contact:
Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Mobile +27(0) 83 235 2973
Tel +27 (0) 11 407 8044
Andre.Oberholzer@sappi.com

Media enquiries
Brunswick Johannesburg:
Roderick Cameron
Mobile: +27 82 887 4593

Brunswick Stockholm
Thomas Backteman
Mobile: +46 70 31 1166

Brunswick London
Simon Sporborg
Mobile: +44 79 74 98 2442

Brunswick Frankfurt
Christian Weyand
Mobile: +49 172 6171 677

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 6, 2009

SAPPI LIMITED,

by	/s/ L.J. Newman
Name: L.J. Newman Title: Group Financial Controller